Rabobank Nederland

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Visiting address Croeselaan 18, Utrecht

Telephone (00) 31 302162615
Fax (00)31 302161928

Our reference BB/jcd
Date 1 october 2002

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

Dear Sir or Madam,

The enclosed semi-annual report 2002,press releases from the period September 2002 and the Pricing Supplements of September 2002 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Director Control Rabobank Group

dlw 10/28

Rabobank Group



Interim report
2002

Contents

Interim report 2002

Key figures

Volume of services (in EUR millions)	30-06-02	31-12-01	30-06-01	31-12-00	30-06-00
Total assets	377,149	363,480	377,816	342,920	325,895
Private sector lending	202,105	197,262	190,685	179,137	167,215
Funds entrusted	166,326	172,174	165,452	146,705	143,552
Assets managed	154,100	177,800	181,000	159,000	151,800
Premium income, insurance (half-year figures)	1,890	1,714	2,212	1,693	1,724

Financial position and solvency (in EUR millions)	30-06-02	31-12-01	30-06-01	31-12-00	30-06-00
Reserves	13,624	13,409	13,269	13,108	13,244
Tier I capital	15,723	15,555	15,185	14,653	14,489
Tier I + Tier II capital	16,118	16,006	15,557	15,093	15,093
Total risk-weighted assets	156,143	152,812	151,852	142,278	136,035
Tier I ratio	10.1	10.2	10.0	10.3	10.7
BIS ratio	10.3	10.5	10.2	10.6	11.1

Profit and loss account (in EUR millions)	1st half-year 2002	2nd half-year 2001	1 st half-year 2001	2 nd half-year 2000	1 st half-year 2000
- Interest	2,742	2,558	2,502	2,291	2,294
- Commission and other income	1,620	1,757	1,617	1,728	1,438
Total income	4,362	4,315	4,119	4,019	3,732
Operating expenses	2,899	3,075	2,890	2,846	2,613
Value adjustments to receivables	263	280	200	195	165
Addition to fund for general banking risks	0	0	0	52	0
Value adjustments to financial fixed assets	27	65	(6)	0	0
Operating profit before taxation	1,173	895	1,035	926	954
Taxation on operating profit	360	258	274	255	252
Third-party interests	118	102	90	136	43
Net profit	695	535	671	535	659
Efficiency ratio	66.5%	71.3%	68.5%	70.8%	70.0%

Other data	30-06-02	31-12-01	30-06-01	31-12-00	30-06-00
Member banks	361	369	386	397	415
Offices:					
- branches	1,513	1,648	1,674	1,727	1,749
- agencies	413	455	492	548	576
Cash dispensing machines	2,943	2,889	2,781	2,676	2,626
Foreign offices	143	143	140	142	147
Employees:					
- total number	58,259	58,120	57,017	55,098	54,009
- full-time equivalents	52,186	52,173	51,343	49,711	49,028
Members (x 1,000)	947	825	700	550	550

General:
Owing to consolidation effects, the amounts for group entities do not always add up to the total of Rabobank Group

Review of operations in the first half of 2002

Deteriorating market conditions had a dampening effect on the results of Rabobank Group. Net profit rose 4% to EUR 695 million.

BANKING

Weaker growth in lending

Private sector lending increased by 2.5% during the first six months of the year to EUR 202.1 billion. Growth slowed partly as a result of a lower dollar exchange rate. In the first half of 2001 growth still came to 6%; for 2001 as a whole, growth of over 10% was achieved. Lending to private clients was up 5% during the past half-year, compared with 7% in the first half of 2001. Lending to the agricultural sector was up 3%, while lending to the trade, industry and services sector slipped 2%.

Further increase in savings

Savings increased by EUR 2 billion, or 3%, compared with year-end 2001, due to the further deterioration of the stock market climate. Clients preferred saving to investing.
The volume of funds entrusted decreased in the first six months of 2002 to EUR 166 (172) billion. Other funds entrusted were down EUR 8 billion. The volume of professional securities transactions was comparable with that achieved at end of 2001.

Position on the mortgage loan market

Obvion commenced operations at the beginning of April in order to bolster Rabobank's position in the mortgage market. This joint venture with the pension fund ABP offers mortgage loans via an agency network. Rabobank has a 70% stake in Obvion.

The market share of member Rabobanks has slowly edged down since the end of 2001 to 22%.

Banking operations of member banks

The result of banking operations of member banks increased due to further growth in banking activities and a higher interest margin. In addition, the past period has been marked by the implementation of performance improvement programmes, relating to both commercial aspects and efficiency enhancement. The first effects of this initiative have become visible this year.
Following rises in recent years and stabilisation in 2001, the size of the workforce decreased in the first six months of 2002 by 683 FTEs to 32,630 FTEs, representing a start to the achievement of our objective. In addition, some 300 FTEs (internal and external staff) left the support units of Rabobank Nederland in the past six months. The performance improvement programmes will be driven forward in the years ahead.

Wholesale banking

Rabobank's wholesale banking operations (Rabobank International, Group Treasury and Rabobank Nederland Corporate Clients) fell just short of the result achieved in the good first half of 2001. Income from venture capital operations, in particular, was below that achieved by this unit in the excellent first half-year in 2001.

Country banking acquisitions

In 2001 it was decided to acquire the Irish state bank ACCBank. The acquisition of ACCBank was completed in March 2002.
It was recently decided to acquire the Valley Independence Bank in the US. It is expected that this

Movements in financial services

	Volume	Change
Banking services		
Private sector lending	EUR 202 billion	+2% [1]
Funds entrusted	EUR 166 billion	-3% [1]
Investment services		
Assets managed	EUR 154 billion	-13% [1]
Number of securities and option orders	844,000	-16% [2]
Number of investors	627,000	+0% [1]
Insurance operations		
Premium income	EUR 1,890 million	-15% [2]
- Life	EUR 1,246 million	-25% [2]
- Non-life	EUR 644 million	+15% [2]
Income from services	EUR 116 million	+16% [2]
Leasing		
Loan portfolio	EUR 10 billion	-1% [1]

1) Compared with the position at 31 December 2001

2) Compared with the first half of 2001

acquisition will be completed at the end of 2002. Both acquisitions are in line with Rabobank's country banking strategy to export its expertise in consumer banking and the agricultural sector to promising markets outside the Netherlands.

INVESTMENT

16% fewer orders

The last half-year was characterised by a further deterioration in the stock market climate, a fact reflected in the number of securities and options orders processed for clients of member Rabobanks. In the first half of the year, 844,000 orders were transacted, a fall of 16% compared with the first half of 2001 (1,003,000). In addition to the securities and options orders, an additional 545,000 (611,000) Robecofondsen orders were transacted, representing an 11% drop. However, the number of investing clients of member Rabobanks rose slightly to 627,000.

Strategic private banking alliance

Rabobank Group has entered into a strategic alliance with the renowned Swiss Bank Sarasin & Cie in the area of private banking. As part of the transaction Rabobank Nederland acquired a 28% stake in Bank Sarasin & Cie. Rabobank's International Private Banking activities have been transferred to Bank Sarasin & Cie, and Rabobank Nederland has acquired a call option enabling it to acquire a majority interest in the Swiss bank. The transaction resulted in a gain of EUR 87 million.

Fall in assets managed

The volume of assets managed by Rabobank Group was down 13% during the past half-year to EUR 154 (178) billion. Of the fall of EUR 24 billion, EUR 11 billion is attributable to the sale of International Private Banking. Falls in stock market prices were also a major factor. Assets managed is made up of EUR 100 (118) billion assets managed for clients and EUR 54 (60) billion of the group's investment portfolio.

INSURANCE

Premium income down 15%

In the first six months of the year, Interpolis generated premium income of EUR 1,890 (2,212) million, a drop of 15% compared with the first six months of last year. Premium income on life insurance fell in particular. Income fell 25% to EUR 1,246 (1,654) million, chiefly due to the restrictions on the deductibility of annuities and the associated one-off higher income from single premiums in the first half of 2001. Premium income from non-life insurance was up 15%. The growing number of All-in-One policies and Business Compact policies and the rise in the average number of categories insured are the main factors behind the rise in non-life premium income.

Income from services up 16%

Income from pensions, industrial health and safety, and return-to-work services increased by 16% to EUR 116 (100) million. The period ahead will be marked by the integration of the activities performed by the new parts of Interpolis and the further expansion of services.

LEASING

The services of Rabobank's leasing subsidiary De Lage Landen are growing steadily. Owing to a lower dollar exchange rate than at the end of 2001, the volume of the loans portfolio remained virtually unchanged at EUR 10.3 billion. Adjusted for foreign exchange effects, the increase in the loans portfolio totalled 5%. At 30 June 2002, 24% of services originated from the Netherlands, 33% from the rest of Europe and 43% from North and South America.

CO-OPERATIVE

Almost 1 million members

Since the launch of the membership programme and the magazine 'U', the membership of member Rabobanks has soared. At 30 June 2001, 947,000 clients were members of a local Rabobank. Growth in the number of members remains at a healthy level. Over 120,000 new members were registered in the first six months of 2002. The aim of 1.2 million members by the end of 2003 will probably be realised.

Now that the growth in the number of members is progressing well, the focus of member policy will be shifted to increasing the involvement of members with Rabobank. Increased involvement by members at the local cooperatives will enable Rabobank to further define the way in which it acts on its basic principle of being governed primarily by the needs of its clients.

New executive structure

As part of the intensified focus on co-operative banking, the members decided to change the executive structure of Rabobank Nederland. The change resulted in the discontinuation of the Board of Directors and an increase in the influence of member Rabobanks on policy. The Executive Board will in future be known as the Board of Management, while the Dutch title of the Supervisory Board has also been altered. The change to the executive structure enhances the transparency of the governance model, increases the effectiveness of senior management, gives the member banks more responsibility and strengthens the professionalism of senior management.

RESULTS

Income up 6%

Rabobank Group's income in the first half of the year was up 6% at EUR 4,362 million. Net interest income climbed 10% thanks to growth in lending and savings, and a wider interest margin. Despite a fall in securities commission, commission was up 9%. Income from securities and participating interests was 28% higher than a year ago. Results on financial transactions amounted to EUR 70 (194) million and other income EUR 277 (301) million.

Operating expenses

Operating expenses were virtually unchanged, partly due to the efforts to reduce costs. There was a moderate increase in costs at almost all business units. In the years ahead the focus will be on further cost control.

Total expenses up 3%

Total expenses rose by 3% to EUR 3,189 million due to higher value adjustments to receivables and value adjustments to financial fixed assets.

Operating result up 19%

The operating result grew by 19% to EUR 1,463 million. The results of local banks and of lease activities increased. The deteriorating market conditions chiefly affected the results of Interpolis and of the asset management activities, which both recorded lower results than in the first half of 2001. The result generated by wholesale banking operations stabilised.

Efficiency ratio

The efficiency ratio improved from 68.5% to 66.5%. This ratio shows the relationship between operating expenses and total income. The improvement in the efficiency ratio has therefore been robustly continued.

Net profit up 4%

The net profit of Rabobank Group totalled EUR 695 million, a rise of 4%.

Financial targets

Rabobank Group aims to meet three financial targets over a number of years.

Rabobank Group met two of these targets in the first half of 2002. The Tier I ratio and the return on equity slightly exceeded the target at 10.1 and 10.4 respectively. Net profit was up 4% (target 12%).

Outlook

The first half of 2002 was characterised by a negative climate on the stock markets and deteriorating economic conditions. The situation at the start of the second half-year is equally bleak. It will be a substantial undertaking to maintain the growth in profit achieved in the first half of 2002. If market conditions continue to deteriorate in terms of stock market and interest rate developments, the structural earnings performance will come under further pressure.

Movements in financial results

	Volume	Change
Total income	EUR 4,362 million	+6% [2]
Operating expenses	EUR 2,899 million	+0% [2]
Efficiency ratio	66.5%	
Net profit	EUR 695 million	+4% [2]
Total assets	EUR 377 billion	+4% [1]
BIS ratio	10.3	
Tier I ratio	10.1	

1) Compared with the position at 31 December 2001

2) Compared with the first half of 2001

Notes to the balance sheet

The consolidated total assets of Rabobank Group increased by EUR 14 billion to EUR 377 billion in the first half of 2002, a rise of 4%. The Tier I ratio was 10.1 and the BIS ratio 10.3 at 30 June 2002.

The growth in private sector lending slackened in the first half of the year to 2.5%. The further deterioration in the stock market climate prompted clients to save more. Savings increased by 3%.

THE ASSETS SIDE OF THE BALANCE SHEET

Lending

Rabobank Group's loan portfolio increased by 4% in the first six months of 2002 to EUR 217.1 (208.6) billion. This consists of:

- public sector lending;
- professional securities transactions;
- private sector lending.

Lending to the public sector increased to EUR 4.9 (0.8) billion. Professional securities transactions fell to EUR 10.1 (10.6) billion.

Private sector lending

The growth in private sector lending slowed down in the first half of the year, partly due to the lower dollar exchange rate. Lending rose 2.5% compared with year-end 2001 to EUR 202.1 billion. Growth of over 10% had been achieved for 2001 as a whole. EUR 2.5 billion of the growth of EUR 4.8 billion was attributable to the acquisition of ACCBank.

The private sector comprises private individuals, the agricultural sector and the trade, industry and services sector. The growth in lending to private individuals and to businesses in the trade, industry and services sector was down on last year.

Trade, industry and services

Partly owing to a fall in the dollar exchange rate, businesses in the trade, industry and services sector borrowed EUR 1.2 billion less than at year-end 2001, a fall of 2%. The volume of lending by member banks was up 4%, but lending by other units slipped 6%. The total volume of lending to the trade, industry and services sector was EUR 72.3 billion.

Lending by sector

(EUR billions)


90
60
30
0
Agricultural
TIS
Private individuals
2000
2001
2002-I

Agricultural sector

Entrepreneurs in the agricultural sector borrowed 3% more on balance at 30 June 2002 than at 31 December 2001, bringing the volume of lending to the agricultural sector to EUR 32.7 (31.7) billion. This amount is divided approximately equally between the primary agricultural sector and the international food and agri-business sector.

Private individuals

Private individuals of Rabobank Group borrowed EUR 5 billion more at 30 June 2002 than at year-end 2001. This 5% increase represents a lower rate of growth than last year. Growth of 14% had been achieved for 2001 as a whole. The slight fall in the share of the mortgage loan market is the chief

reason for the decrease in growth. Total lending to private individuals amounted to EUR 97.1 billion, of which 96% related to mortgage loans.

Banks

This item, which consists of funds lent to credit institutions, totalled EUR 54 (40) billion at 30 June 2002, a rise of EUR 14 billion. EUR 45 (28) billion of the item Banks is accounted for by professional securities transactions.

Other assets

At 30 June 2002 Rabobank Group had interest-bearing securities totalling EUR 71 (79) billion in its balance sheet. EUR 13 (13) billion was invested in shares, and EUR 6 (5) billion in short-term government paper.

THE LIABILITIES SIDE OF THE BALANCE SHEET

Funds entrusted

Funds entrusted to Rabobank Group decreased to EUR 166 (172) billion in the first six months of 2002. This item consists of savings, professional securities transactions and other funds entrusted. Professional securities transactions totalled EUR 8 billion, the same as at year-end 2001, while other funds entrusted dropped to EUR 94 (101) billion.

Savings

Savings increased by EUR 2 billion to EUR 65 billion in the first half-year, a rise of 3%. This rise is primarily due to the negative stock market climate. Clients have deposited their money in savings accounts instead of investing it.

Other liabilities

The item Banks was up 5% at EUR 84 (80) billion. The item debt securities grew by 15% to EUR 68 (59) billion. Provisions increased by EUR 0.3 billion to EUR 18.1 billion during the first six months. Of this amount, EUR 15.0 (14.5) billion concerned technical reserves relating to the insurance business of Interpolis.

Rise in group equity

Rabobank Group's reserves increased by EUR 0.2 billion to EUR 13.6 (13.4) billion. Group equity rose by EUR 0.1 billion, totalling EUR 18.9 billion at 30 June 2002. In addition to the bank's reserves, this item consists of subordinated loans, the Fund for general banking risks and third-party interests.

Off-balance-sheet activities

Off-balance-sheet activities consist, inter alia, of guarantees, irrevocable facilities and derivatives. Guarantees totalled EUR 8.2 (9.7) billion; irrevocable facilities totalled EUR 26.7 (25.7) billion. The notional amounts of the derivatives outstanding was EUR 1,806 (2,213) billion.

Tier I ratio: 10.1

The Tier I ratio and the BIS ratio are the most common ratios used in the financial world to measure capital adequacy. The Tier I ratio expresses the relationship between the core capital and the total risk-weighted assets. At 30 June 2002 the Tier I ratio stood at 10.1 (10.2), slightly above the long-term target of 10.0. The minimum requirement set by the external supervisors is 4.0. The high capital adequacy ratio is an important reason for Rabobank Group's triple A rating.

Total risk-weighted items increased by EUR 3.3 billion to EUR 156.1 billion. This increase was largely the result of the rise in lending. The Tier I capital increased by EUR 0.2 billion to EUR 15.7 billion.

BIS ratio: 10.3

The BIS ratio is calculated by dividing the total of Tier I and Tier II capital by the total of risk-weighted assets. The BIS ratio came to 10.3 (10.5). This is considerably higher than the minimum requirement set by the external supervisors of 8.0.

Notes to the profit and loss account

Rabobank Group's results were affected by the consistently negative stock market climate and the further downturn in the economy. Its net profit for the first half of 2002 totalled EUR 695 million.

INCOME

Total income in the first half of 2002 was up EUR 243 million to EUR 4,362 million, a rise of 6%.

Net interest income up 10%

Net interest income was up EUR 240 million in the first six months of 2002 to EUR 2.742 million. This 10% rise is the result of growth in lending and savings, and a wider interest margin.

Commission up 9%

Commission in the period under review was up 9% to EUR 915 (843) million.
Income from asset management activities were sharply up on the same period of last year as a result of two factors. Firstly, Robeco raised its asset management fees during the second half of 2001. Secondly, income from Harbor Capital Advisors, acquired in mid-2001, are recognised for the first time in the half-year figures for 2002.
Commission on securities brokerage fell by 15% as a result of the low number of orders. Commission income from foreign exchange arbitrage fell due to the introduction of euro banknotes and coins on 1 January 2002.

Other income

Results on financial transactions were down EUR 124 million to EUR 70 million due to lower income from internal derivative transactions, but this fall was largely offset by higher interest income. Income from securities and participating interests was up EUR 79 million, or 28%, to EUR 358 million in the first half-year. Other income fell by EUR 24 million to EUR 277 million.

EXPENSES

Operating expenses were virtually unchanged at EUR 2,899 (2,890) million compared with the first half of 2001. During the whole of 2001 operating expenses grew by 7%. However, the focus will continue to be on further cost control.

Staff costs up 4%

Staff costs were up 4% to EUR 1,859 (1,782) million. The rise in salary costs due to pay increases (partly under Collective Labour Agreements) was partly offset by a smaller number of temporary workers and external staff hired in. The Rabobank Group employed 52,186 FTEs at 30 June 2002.

Other administrative expenses down 8%

Other administrative expenses were down 8% to EUR 857 (929) million. Depreciation increased by EUR 4 million (+2%) to EUR 183 million.

Operating result up 19%

The operating result amounted to EUR 1,463 (1,229) million, 19% up on the first half of 2001.

Operating result by group unit

Banking operations of member banks

The operating result of the member banks was 10% higher than a year ago at EUR 645 (589) million. Total income was up 5% compared with a year ago, while operating expenses were up 3%. Interest income was up 8%, partly as a result of the growth in lending and savings, and a wider interest margin. The ongoing negative stock market climate and the resulting 15% fall in securities brokerage restricted the rise in total income to 5%. The rise in expenses was relatively moderate, partly as a result of programmes aimed at enhancing efficiency. During the first half of 2002 staff numbers fell by 683 FTEs. Further cost control will be needed in the years ahead.

Wholesale banking business

The wholesale banking business (Rabobank International, Rabobank Nederland Corporate Clients and Group Treasury) achieved an operating result of EUR 532 (539) million, 1% below the good first half of 2001. The operating result of Rabobank Nederland Corporate Clients was up on the same period last year. With the exception of income from venture capital operations, Rabobank International's operating result was comparable to that for the first half of 2001, in spite of difficult market conditions.
Group Treasury fell short of the result achieved in the good first half of 2001 due to the lower volatility of interest rates.

Asset management

The deterioration in stock market conditions put even more pressure on the results of Rabobank Group's asset management activities than during the first half of 2001. As a consequence, the operating result was down 17% to EUR 54 million.

Insurance business

Interpolis' operating result was down 23% to EUR 84 (109) million, largely due to lower investment results and higher claims.

Leasing

The operating result of De Lage Landen's leasing activities was up 17% to EUR 111 (95) million. This means that the steady increase in results achieved by De Lage Landen has continued so far this year.

Other

The operating result of group units included under Other increased to EUR 37 million.

Value adjustments to receivables

This item is used to account for loan losses. These were EUR 263 million in the first half of 2002, EUR 63 million higher than in the same period of 2001 due to the weaker economy.
Value adjustments to financial fixed assets were EUR 27 (-6) million, owing to the adverse stock market climate.

Net profit up 4%

The tax burden was 31%. Third-party interests increased by EUR 28 million to EUR 118 million. Net profit was up by EUR 24 million, or 4%, to EUR 695 million.

Operating result by group unit

(EUR million)


800
600
400
200
0
-200
10%
-1%
-17%
-23%
17%
Member banks
Wholesale banking
Asset management
Insurance
Leasing
Other
2001-I
2002-I

Consolidated balance sheet

(in EUR millions)	30-06-2002		31-12-2001		30-06-2001	
Assets						
Cash		3,140		3,736		9,783
Short-term government paper		6,109		5,311		5,768
Professional securities transactions	*44,969*		*28,359*		*31,804*	
Other banks	*8,555*		*11,719*		*12,924*	
Banks		53,524		40,078		44,728
Public sector lending	*4,912*		*761*		*733*	
Private sector lending	*202,105*		*197,262*		*190,685*	
Professional securities transactions	*10,095*		*10,591*		*12,214*	
Lending		217,112		208,614		203,632
Interest-bearing securities		70,868		78,680		82,788
Shares		13,452		12,556		16,612
Participating interests		207		156		168
Property and equipment		3,862		3,756		3,486
Other assets		4,145		4,226		4,601
Prepayments and accrued income		4,730		6,367		6,250
Total assets		**377,149**		**363,480**		**377,816**
Liabilities						
Professional securities transactions	*26,300*		*17,076*		*32,061*	
Other banks	*57,491*		*62,938*		*64,125*	
Banks		83,791		80,014		96,186
Saving	*64,934*		*63,060*		*60,298*	
Professional securities transactions	*7,580*		*8,485*		*14,933*	
Other funds entrusted	*93,812*		*100,629*		*90,221*	
Funds entrusted		166,326		172,174		165,452
Debt securities		67,835		58,514		61,877
Other liabilities		16,091		12,039		14,505
Accruals and deferred income		6,123		4,187		5,530
Provisions		18,081		17,758		15,929
		358,247		344,686		359,479
Fund for general banking risks	*1,679*		*1,679*		*1,666*	
Subordinated loans	*112*		*52*		*56*	
Reserve	*13,624*		*13,409*		*13,269*	
Third-party interests	*3,487*		*3,654*		*3,346*	
Group equity		18,902		18,794		18,337
Total liabilities		**377,149**		**363,480**		**377,816**
Contingent liabilities		8,238		9,652		9,496
Irrevocable facilities		26,652		25,674		33,477

These interim figures are unaudited.

Consolidated profit and loss account

(in EUR millions)	1st half-year 2002		2nd healf-year 2001		1st half-year 2001	
Income						
Interest		2,742		2,558		2,502
Income from securities and participating interests		358		238		279
Commission		915		939		843
Results on financial transactions		70		228		194
Other income		277		352		301
Total income		**4,362**		**4,315**		**4,119**
Expenses						
Staff costs	*1,859*		*1,783*		*1,782*	
Other administrative expenses	*857*		*1,103*		*929*	
Staff costs and other administrative expenses		2,716		2,886		2,711
Depreciation		183		189		179
Operating expenses		2,899		3,075		2,890
Value adjustments to receivables		263		280		200
Value adjustments to financial fixed assets		27		65		(6)
Fund for general banking risks		-		-		-
Total expenses		**3,189**		**3,420**		**3,084**
Operating profit before taxation		1,173		895		1,035
Taxation on operating profit		360		258		274
Operating profit/Group profit after taxation		813		637		761
Third-party interests		118		102		90
Net profit		**695**		**535**		**671**

These interim figures are unaudited.

Cash flow statement

(in EUR millions)	1st half-year 2002		1st half-year 2001	
Cash flow from operational activities				
Operating profit/Group profit after taxation		813		761
Adjustments for:				
- depreciation	183		179	
- value adjustments to receivables	263		200	
- alue adjustments to financial fixed assets	27		(6)	
- movements in technical reserves relating to the insurance business	466		983	
- movements in other provisions	(143)		193	
- movements in accrued and deferred items	3,573		(1,131)	
		4,369		418
Cash flow from business operations		5,182		1,179
Movements in short-term government paper	(798)		1,594	
Movements in securities trading portfolio	1,845		(1,214)	
Movements in securitised loans	(30)		(1,511)	
Movements in banks	(10,459)		(411)	
Movements in lending	(8,761)		(12,166)	
Movements in funds entrusted	(5,848)		18,747	
Other movements from operational activities	1,456		(14,246)	
		(22,595)		(9,207)
Net cash flow from operational activities		**(17,413)**		**(8,028)**
Cash flow from investing activities				
Investing activities concerning:				
- investment portfolio	6,943		(3,705)	
- participating interests	62		416	
- tangible fixed assets	(264)		(268)	
Net cash flow (used in)/from investing activities		**6,741**		**(3,557)**
Cash flow from financing activities				
Rabobank membership certificates		-		-
Movements in subordinated loans		60		3
Movements in debt securities		9,321		11,990
Payment on Rabobank membership certificates and Trust Preferred Securities		(95)		(53)
Net cash flow from financing activities		**9,286**		**11,940**
Net cash flow/Increase (decrease) in cash and cash equivalents		**(1,386)**		**355**

The cash flow statement provides a summary of the net movements in operational, investing and financing activities.
Cash and cash equivalents consist of legal tender and balances available on demand with central banks.

These interim figures are unaudited.

Movements in reserves

(in EUR millions)	1st half-year 2002	2nd half-year 2001	1st half-year 2001
Balance at 1 January / 1 July [1]	13,409	13,269	13,156
Issue of Rabobank membership certificates	-	1.384	-
Profit for the first / second half-year	695	535	671
Revaluation / release	(17)	(260)	(84)
Goodwill	(310)	(74)	(452)
Payment on Rabobank membership certificates/Trust Preferred Securities	(95)	(69)	(53)
Other movements	(58)	44	31
Balance at 30 June / 31 December	13,624	14,829	13,269
Adjustments due to change in accounting policy for pension charges:			
- Formation of provision for pensions	-	(1,420)	-
	13,624	13,409	13,269

1) The balance of reserves at 1 January 2002 / 2001 allows for the adjustments arising from the changes in accounting policy.

Accounting policies

The accounting policies are the same as those applied to the annual financial statements.

At 1 January 2002 a change in accounting policy for pension charges was introduced. Under the system which applied until 31 December 2001, the contributions set annually based on the financing agreement with the Stichting Pensioenfonds Rabobankorganisatie were taken to the profit and loss account. This system resulted in highly fluctuating pension charges in the financial statements. The new system is based on the accrual of pension rights rather than the financing agreement. The new system results in more stable pension charges calculated on the basis of pensionable earnings. The new 'dynamic contribution system' takes account of estimates of a number of future economic factors, such as pay increases, indexations, investment returns and developments in the client base. The estimates are based on long-term studies carried out by the pension fund. Estimates of future factors are by definition uncertain and will therefore be tested and where necessary adjusted periodically. Owing to the change in accounting policy, at 1 January 2002 EUR 1.4 billion was charged to other reserves and simultaneously a provision for pensions of EUR 2.2 billion was formed and a deferred tax receivable of EUR 0.8 billion was recognised.

The comparative figures in this interim report have been adjusted accordingly. Staff costs for the first half of 2001 were increased by EUR 66 million. Allowing for tax, the net effect on profit is EUR 43 million. Staff costs were also increased by EUR 66 million in the second half of 2001, having a net effect on profit of EUR 42 million in the second half of the year.

The ratios published for 2001 are unchanged. Other prior-year figures have been reclassified where necessary for comparative purposes. These reclassifications have no impact on results and equity.

These interim figures are unaudited.

Profile of the Rabobank Group

The Rabobank Group is the largest financial service provider in the Dutch market. It comprises the local cooperative Rabobanks in the Netherlands, the central Rabobank Nederland organisation and a large number of specialised subsidiaries. The group has been awarded the highest possible credit ratings by all leading rating agencies.

The Rabobank Group is a cooperative organisation founded on the 361 independent local Rabobanks operating in the Netherlands. Their primary goal is to create client value. Together, they form the supra-local cooperative organisation, Rabobank Nederland, which advises the banks and supports their services. In addition, Rabobank Nederland supervises the local banks on behalf of the Dutch central bank and acts as the bankers' bank for the group.

The Rabobank Group's ambition is to provide its 9 million clients, both private and business, with all possible financial products. To this end, it has a large number of specialised businesses engaged in asset management (Robeco), insurance (Interpolis), leasing (De Lage Landen), private banking (Schretlen & Co and Effectenbank Stroeve), equity participations (Gilde), corporate banking and investment banking (Rabobank International and its subsidiary Rabo Securities), real estate project development and project financing (Rabo Vastgoed). These specialised subsidiaries provide financial services and products to the local Rabobanks and their clients on the one hand and serve their own clients directly at home and abroad on the other.

Competence centres

The various Group entities work closely together within the Rabobank Group to form a network of competence centres. This networked expertise allows the group as a whole to respond actively to the growing demand from business clients and private individuals for a balanced package of financial services and products. The group thus combines the best of two worlds: the local involvement and personal touch of the local Rabobanks with the expertise and scale of a large organisation.

Strong market position

The Rabobank Group is the largest financial service provider in the Dutch market. It serves more than half the population and businesses in the country. It is accordingly market leader for virtually all financial services: mortgage loans (22%), private savings (39%), capital held in investment funds (36%), small and medium-sized enterprises (37%). Its share in the large corporate market is lower but in the agricultural market, where the organisation has its roots, the Rabobank Group accounts for 87% of all bank lending.

Rabobank Group: Triple A

The Rabobank Group's primary target is to create client value. The preconditions for this are to offer employee value and to secure financial stability. The group's success in steering by these three 'compasses' is evidenced by its being awarded the highest credit ratings by all leading rating agencies.

International network

To serve our clients in the international market, the Rabobank Group has 143 branches in 34 countries outside the Netherlands.


9 million clients
including 947,000 members
361 co-operative Rabobanks
local Rabobanks with a total of 1,513 branch offices
Rabobank Nederland
Support to local member banks, Group Treasury, Rabobank Nederland Corporate Clients, Rabobank Nederland Securities Services, Rabofacet
Interpolis
insurance, pensions
employment benefits
Rabobank International
including Rabo Securities, corporate and investment banking
De Lage Landen
leasing, trade finance, vendor finance
Robeco
including Weiss, Peck & Greer and Harbor Capital Advisors, asset management, investment funds
Rabobank Nederland
Coöperatieve Centrale Raiffeisen-Boerenleenbank BA
Gilde Investment Management
venture capital
Schretlen & Co
asset management:
asset planning and advice
Effectenbank Stroeve
asset management,
investment advice
Rabo Vastgoed
real estate project development
and project financing

More about the Rabobank Group?
www.rabobank.com

Colophon

Published by

Rabobank Nederland
Communications Department

Art-direction and design

Borghouts Design, Haarlem

Photographs

Frank Tielemans, Eindhoven

Production co-ordination

GPR CommunicatieManagement, Eindhoven

Prepress

Neroc, Eindhoven

Printers

Hoonte Bosch & Keuning, Utrecht

Materials used

The paper Xmotion Xantur, manufactured by ModoVanGelder, was selected following an extensive environmental review. In addition to emissions, issues such as forestry, reforestation, raw materials and energy consumption as well as Rabobank's environmental policy played a major part. The ink used in printing the report, Reflecta ECO, is free of mineral oil.

Annual Reports

Rabobank Group publishes the following annual reports:

- Annual Report 2001
- Financial statements and other information 2001
- Annual Responsibility and Sustainability Report 2001
- Interim Report 2002

For copies of these reports please contact Rabobank Nederland, Communications Department.

Telephone	030 - 216 20 40
Fax	030 - 216 19 16
E-mail	rabocomm@rn.rabobank.nl

@ All Annual Reports are also available on the internet: www.rabobankgroup.nl/reports

www.rabobank.com

Rabobank Group

EMBARGO till 10.00 a.m.

Rabobank Nederland
Communication

For information Jan Dost/Véronique Schyns

Date 30 August 2002

Address Croeselaan 18, 3521 CB Utrecht, The Netherlands
P.O. Box 17100, 3500 HG Utrecht, The Netherlands
Phone +31 30 216 00 00
Fax +31 30 216 19 16

Internet www.rabobank.com

Pressrelease

Net profit for the first half-year up 4%

ACCEPTABLE RESULT UNDER DETERIORATING MARKET CONDITIONS

- Operating expenses under control
- Rabobank Group's operating result up 19 %
- Local Rabobanks' operating result up 10 %
- Savings up 3%
- Membership up 120,000

Deteriorating market conditions had a dampening effect on the results of Rabobank Group. Net profit rose 4% in the first half year to EUR 695 million.

Movements in financial services

		Volume	Change
Banking services			
Private sector lending	EUR	202 billion	+2%[1]
Funds entrusted	EUR	166 billion	-3%[1]
Investment services			
Assets managed	EUR	154 billion	-13%[1]
Number of securities and option orders		844,000	-16%[2]
Number of investors		627,000	+0%[1]
Insurance operations			
Premium income	EUR	1,890 million	-15%[2]
- Life	EUR	1,246 million	-25%[2]
- Non-life	EUR	644 million	+15%[2]
Income from services	EUR	116 million	+16%[2]
Leasing			
Loan portfolio	EUR	10 billion	-1%[1]

[1] Compared with the position at 31 December 2001
[2] Compared with the first half of 2001

BANKING

Weaker growth in lending

Private sector lending increased by 2.5% during the first six months of the year to EUR 202.1 billion. Growth slowed partly as a result of a lower dollar exchange rate. In the first half of 2001 growth still came to 6%; for 2001 as a whole, growth of over 10% was achieved. Lending to private clients was up 5% during the past half-year, compared with 7% in the first half of 2001. Lending to the agricultural sector was up 3%, while lending to the trade, industry and services sector slipped 2%.

Further increase in savings

Savings increased by EUR 2 billion, or 3%, compared with year-end 2001, due to the further deterioration of the stock market climate. Clients preferred saving to investing. The volume of funds entrusted decreased in the first six months of 2002 to EUR 166 (172) billion. Other funds entrusted were down EUR 8 billion. The volume of professional securities transactions was comparable with that achieved at end of 2001.

Position on the mortgage loan market

Obvion commenced operations at the beginning of April in order to bolster Rabobank's position in the mortgage market. This joint venture with the pension fund ABP offers mortgage loans via an agency network. Rabobank has a 70% stake in Obvion.

The market share of member Rabobanks has slowly edged down since the end of 2001 to 22%.

Banking operations of member banks

The result of banking operations of member banks increased due to further growth in banking activities and a higher interest margin. In addition, the past period has been marked by the implementation of performance improvement programmes, relating to both commercial aspects and efficiency enhancement. The first effects of this initiative have become visible this year.

Following rises in recent years and stabilisation in 2001, the size of the workforce decreased in the first six months of 2002 by 683 FTEs to 32,630 FTEs, representing a

start to the achievement of our objective. In addition, some 300 FTEs (internal and external staff) left the support units of Rabobank Nederland in the past six months. The performance improvement programmes will be driven forward in the years ahead.

Wholesale banking

Rabobank's wholesale banking operations (Rabobank International, Group Treasury and Rabobank Nederland Corporate Clients) fell just short of the result achieved in the good first half of 2001. Income from venture capital operations, in particular, was below that achieved by this unit in the excellent first half-year in 2001.

Country banking acquisitions

In 2001 it was decided to acquire the Irish state bank ACCBank. The acquisition of ACCBank was completed in March 2002.
It was recently decided to acquire the Valley Independence Bank in the US.
It is expected that this acquisition will be completed at the end of 2002.
Both acquisitions are in line with Rabobank's country banking strategy to export its expertise in consumer banking and the agricultural sector to promising markets outside the Netherlands.

INVESTMENT

16% fewer orders

The last half-year was characterised by a further deterioration in the stock market climate, a fact reflected in the number of securities and options orders processed for clients of member Rabobanks. In the first half of the year, 844,000 orders were transacted, a fall of 16% compared with the first half of 2001 (1,003,000). In addition to the securities and options orders, an additional 545,000 (611,000) Robecofondsen orders were transacted, representing an 11% drop. However, the number of investing clients of member Rabobanks rose slightly to 627,000.

Strategic private banking alliance

Rabobank Group has entered into a strategic alliance with the renowned Swiss Bank Sarasin & Cie in the area of private banking. As part of the transaction Rabobank Nederland acquired a 28% stake in Bank Sarasin & Cie. Rabobank's International Private Banking activities have been transferred to Bank Sarasin & Cie, and

Rabobank Nederland has acquired a call option enabling it to acquire a majority interest in the Swiss bank. The transaction resulted in a gain of EUR 87 million.

Fall in assets managed

The volume of assets managed by Rabobank Group was down 13% during the past half-year to EUR 154 (178) billion. Of the fall of EUR 24 billion, EUR 11 billion is attributable to the sale of International Private Banking. Falls in stock market prices were also a major factor. Assets managed is made up of EUR 100 (118) billion assets managed for clients and EUR 54 (60) billion of the group's investment portfolio.

INSURANCE

Premium income down 15%

In the first six months of the year, Interpolis generated premium income of EUR 1,890 (2,212) million, a drop of 15% compared with the first six months of last year. Premium income on life insurance fell in particular. Income fell 25% to EUR 1,246 (1,654) million, chiefly due to the restrictions on the deductibility of annuities and the associated one-off higher income from single premiums in the first half of 2001. Premium income from non-life insurance was up 15%. The growing number of All-in-One policies and Business Compact policies and the rise in the average number of categories insured are the main factors behind the rise in non-life premium income.

Income from services up 16%

Income from pensions, industrial health and safety, and return-to-work services increased by 16% to EUR 116 (100) million. The period ahead will be marked by the integration of the activities performed by the new parts of Interpolis and the further expansion of services.

LEASING

The services of Rabobank's leasing subsidiary De Lage Landen are growing steadily. Owing to a lower dollar exchange rate than at the end of 2001, the volume of the loans portfolio remained virtually unchanged at EUR 10.3 billion. Adjusted for foreign exchange effects, the increase in the loans portfolio totalled 5%. At 30 June 2002, 24% of services originated from the Netherlands, 33% from the rest of Europe and 43% from North and South America.

CO-OPERATIVE

Almost 1 million members

Since the launch of the membership programme and the magazine 'U', the membership of member Rabobanks has soared. At 30 June 2001, 947,000 clients were members of a local Rabobank. Growth in the number of members remains at a healthy level. Over 120,000 new members were registered in the first six months of 2002. The aim of 1.2 million members by the end of 2003 will probably be realised.

Now that the growth in the number of members is progressing well, the focus of member policy will be shifted to increasing the involvement of members with Rabobank. Increased involvement by members at the local cooperatives will enable Rabobank to further define the way in which it acts on its basic principle of being governed primarily by the needs of its clients.

New executive structure

As part of the intensified focus on co-operative banking, the members decided to change the executive structure of Rabobank Nederland. The change resulted in the discontinuation of the Board of Directors and an increase in the influence of member Rabobanks on policy. The Executive Board will in future be known as the Board of Management, while the Dutch title of the Supervisory Board has also been altered. The change to the executive structure enhances the transparency of the governance model, increases the effectiveness of senior management, gives the member banks more responsibility and strengthens the professionalism of senior management.

RESULTS

Movements in financial results

		Volume	Change
Total income	EUR	4,362 million	+6%[2]
Operating expenses	EUR	2,899 million	+0%[2]
Effiency ratio		66.5%	
Net profit	EUR	695 million	+4%[2]
Total assets	EUR	377 billion	+4%[1]
BIS ratio		10.3	
Tier I ratio		10.1	

[1] Compared with the position at 31 December 2001
[2] Compared with the first half of 2001

Income up 6%

Rabobank Group's income in the first half of the year was up 6% at EUR 4,362 million. Net interest income climbed 10% thanks to growth in lending and savings, and a wider interest margin. Despite a fall in securities commission, commission was up 9%. Income from securities and participating interests was 28% higher than a year ago. Results on financial transactions amounted to EUR 70 (194) million and other income EUR 277 (301) million.

Operating expenses

Operating expenses were virtually unchanged, partly due to the efforts to reduce costs. There was a moderate increase in costs at almost all business units. In the years ahead the focus will be on further cost control.

Total expenses up 3%

Total expenses rose by 3% to EUR 3,189 million due to higher value adjustments to receivables and value adjustments to financial fixed assets.

Operating result up 19%

The operating result grew by 19% to EUR 1,463 million. The results of local banks and of lease activities increased. The deteriorating market conditions chiefly affected the results of Interpolis and of the asset management activities, which both recorded lower results than in the first half of 2001. The result generated by wholesale banking operations stabilised.

Efficiency ratio

The efficiency ratio improved from 68.5% to 66.5%. This ratio shows the relationship between operating expenses and total income. The improvement in the efficiency ratio has therefore been robustly continued.

Net profit up 4%

The net profit of Rabobank Group totalled EUR 695 million, a rise of 4%.

Financial targets

Rabobank Group aims to meet three financial targets over a number of years.

Rabobank Group met two of these targets in the first half of 2002. The Tier I ratio and the return on equity slightly exceeded the target at 10.1 and 10.4 respectively. Net profit was up 4% (target 12%).

Outlook

The first half of 2002 was characterised by a negative climate on the stock markets and deteriorating economic conditions. The situation at the start of the second half-year is equally bleak. It will be a substantial undertaking to maintain the growth in profit achieved in the first half of 2002. If market conditions continue to deteriorate in terms of stock market and interest rate developments, the structural earnings performance will come under further pressure.

NOTES TO THE BALANCE SHEET

The consolidated total assets of Rabobank Group increased by EUR 14 billion to EUR 377 billion in the first half of 2002, a rise of 4%. The Tier I ratio was 10.1 and the BIS ratio 10.3 at 30 June 2002.

The growth in private sector lending slackened in the first half of the year to 2.5%. The further deterioration in the stock market climate prompted clients to save more. Savings increased by 3%.

THE ASSETS SIDE OF THE BALANCE SHEET

Lending

Rabobank Group's loan portfolio increased by 4% in the first six months of 2002 to EUR 217.1 (208.6) billion. This consists of:

- public sector lending;
- professional securities transactions;
- private sector lending.

Lending to the public sector increased to EUR 4.9 (0.8) billion. Professional securities transactions fell to EUR 10.1 (10.6) billion.

Private sector lending

The growth in private sector lending slowed down in the first half of the year, partly due to the lower dollar exchange rate. Lending rose 2.5% compared with year-end 2001 to EUR 202.1 billion. Growth of over 10% had been achieved for 2001 as a whole. EUR 2.5 billion of the growth of EUR 4.8 billion was attributable to the acquisition of ACCBank.

The private sector comprises private individuals, the agricultural sector and the trade, industry and services sector. The growth in lending to private individuals and to businesses in the trade, industry and services sector was down on last year.

Trade, industry and services

Partly owing to a fall in the dollar exchange rate, businesses in the trade, industry and services sector borrowed EUR 1.2 billion less than at year-end 2001, a fall of 2%. The volume of lending by member banks was up 4%, but lending by other units slipped 6%. The total volume of lending to the trade, industry and services sector was EUR 72.3 billion.

Agricultural sector

Entrepreneurs in the agricultural sector borrowed 3% more on balance at 30 June 2002 than at 31 December 2001, bringing the volume of lending to the agricultural sector to EUR 32.7 (31.7) billion. This amount is divided approximately equally between the primary agricultural sector and the international food and agri-business sector.

Private individuals

Private individuals of Rabobank Group borrowed EUR 5 billion more at 30 June 2002 than at year-end 2001. This 5% increase represents a lower rate of growth than last year. Growth of 14% had been achieved for 2001 as a whole. The slight fall in the share of the mortgage loan market is the chief reason for the decrease in growth. Total lending to private individuals amounted to EUR 97.1 billion, of which 96% related to mortgage loans.

Banks

This item, which consists of funds lent to credit institutions, totalled EUR 54 (40) billion at 30 June 2002, a rise of EUR 14 billion. EUR 45 (28) billion of the item Banks is accounted for by professional securities transactions.

Other assets

At 30 June 2002 Rabobank Group had interest-bearing securities totalling EUR 71 (79) billion in its balance sheet. EUR 13 (13) billion was invested in shares, and EUR 6 (5) billion in short-term government paper.

THE LIABILITIES SIDE OF THE BALANCE SHEET

Funds entrusted

Funds entrusted to Rabobank Group decreased to EUR 166 (172) billion in the first six months of 2002. This item consists of savings, professional securities transactions and other funds entrusted. Professional securities transactions totalled EUR 8 billion, the same as at year-end 2001, while other funds entrusted dropped to EUR 94 (101) billion.

Savings

Savings increased by EUR 2 billion to EUR 65 billion in the first half-year, a rise of 3%. This rise is primarily due to the negative stock market climate. Clients have deposited their money in savings accounts instead of investing it.

Other liabilities

The item Banks was up 5% at EUR 84 (80) billion. The item debt securities grew by 15% to EUR 68 (59) billion. Provisions increased by EUR 0.3 billion to EUR 18.1 billion during the first six months. Of this amount, EUR 15.0 (14.5) billion concerned technical reserves relating to the insurance business of Interpolis.

Rise in group equity

Rabobank Group's reserves increased by EUR 0.2 billion to EUR 13.6 (13.4) billion. Group equity rose by EUR 0.1 billion, totalling EUR 18.9 billion at 30 June 2002. In addition to the bank's reserves, this item consists of subordinated loans, the Fund for general banking risks and third-party interests.

Off-balance-sheet activities

Off-balance-sheet activities consist, *inter alia*, of guarantees, irrevocable facilities and derivatives. Guarantees totalled EUR 8.2 (9.7) billion; irrevocable facilities totalled EUR 26.7 (25.7) billion. The notional amounts of the derivatives outstanding was EUR 1,806 (2,213) billion.

Tier I ratio: 10.1

The Tier I ratio and the BIS ratio are the most common ratios used in the financial world to measure capital adequacy. The Tier I ratio expresses the relationship between the core capital and the total risk-weighted assets. At 30 June 2002 the Tier I ratio stood at 10.1 (10.2), slightly above the long-term target of 10.0. The minimum requirement set by the external supervisors is 4.0. The high capital adequacy ratio is an important reason for Rabobank Group's triple A rating.

Total risk-weighted items increased by EUR 3.3 billion to EUR 156.1 billion. This increase was largely the result of the rise in lending. The Tier I capital increased by EUR 0.2 billion to EUR 15.7 billion.

BIS ratio: 10.3

The BIS ratio is calculated by dividing the total of Tier I and Tier II capital by the total of risk-weighted assets. The BIS ratio came to 10.3 (10.5). This is considerably higher than the minimum requirement set by the external supervisors

NOTES TO THE PROFIT AND LOSS ACCOUNT

Rabobank Group's results were affected by the consistently negative stock market climate and the further downturn in the economy. Its net profit for the first half of 2002 totalled EUR 695 million.

Income

Total income in the first half of 2002 was up EUR 243 million to EUR 4,362 million, a rise of 6%.

Net interest income up 10%

Net interest income was up EUR 240 million in the first six months of 2002 to EUR 2.742 million. This 10% rise is the result of growth in lending and savings, and a wider interest margin.

Commission up 9%

Commission in the period under review was up 9% to EUR 915 (843) million. Income from asset management activities were sharply up on the same period of last year as a result of two factors. Firstly, Robeco raised its asset management fees during the second half of 2001. Secondly, income from Harbor Capital Advisors, acquired in mid-2001, are recognised for the first time in the half-year figures for 2002. Commission on securities brokerage fell by 15% as a result of the low number of orders. Commission income from foreign exchange arbitrage fell due to the introduction of euro banknotes and coins on 1 January 2002.

Other income

Results on financial transactions were down EUR 124 million to EUR 70 million due to lower income from internal derivative transactions, but this fall was largely offset by higher interest income. Income from securities and participating interests was up EUR 79 million, or 28%, to EUR 358 million in the first half-year. Other income fell by EUR 24 million to EUR 277 million.

Expenses

Operating expenses were virtually unchanged at EUR 2,899 (2,890) million compared with the first half of 2001. During the whole of 2001 operating expenses grew by 7%. However, the focus will continue to be on further cost control.

Staff costs up 4%

Staff costs were up 4% to EUR 1,859 (1,782) million. The rise in salary costs due to pay increases (partly under Collective Labour Agreements) was partly offset by a smaller number of temporary workers and external staff hired in. The Rabobank Group employed 52,186 FTEs at 30 June 2002.

Other administrative expenses down 8%

Other administrative expenses were down 8% to EUR 857 (929) million. Depreciation increased by EUR 4 million (+2%) to EUR 183 million.

Operating result up 19%

The operating result amounted to EUR 1,463 (1,229) million, 19% up on the first half of 2001.

OPERATING RESULT BY GROUP UNIT

Banking operations of member banks

The operating result of the member banks was 10% higher than a year ago at EUR 645 (589) million. Total income was up 5% compared with a year ago, while operating expenses were up 3%. Interest income was up 8%, partly as a result of the growth in lending and savings, and a wider interest margin. The ongoing negative stock market climate and the resulting 15% fall in securities brokerage restricted the rise in total income to 5%. The rise in expenses was relatively moderate, partly as a result of programmes aimed at enhancing efficiency. During the first half of 2002 staff numbers fell by 683 FTEs. Further cost control will be needed in the years ahead.

Wholesale banking business

The wholesale banking business (Rabobank International, Rabobank Nederland Corporate Clients and Group Treasury) achieved an operating result of EUR 532 (539) million, 1% below the good first half of 2001. The operating result of Rabobank Nederland Corporate Clients was up on the same period last year. With the exception of income from venture capital operations, Rabobank International's operating result was comparable to that for the first half of 2001, in spite of difficult market conditions.

Group Treasury fell short of the result achieved in the good first half of 2001 due to the lower volatility of interest rates.

Asset management

The deterioration in stock market conditions put even more pressure on the results of Rabobank Group's asset management activities than during the first half of 2001. As a consequence, the operating result was down 17% to EUR 54 million.

Insurance business

Interpolis's operating result was down 23% to EUR 84 (109) million, largely due to lower investment results and higher claims.

Leasing

The operating result of De Lage Landen's leasing activities was up 17% to EUR 111 (95) million. This means that the steady increase in results achieved by De Lage Landen has continued so far this year.

Other

The operating result of group units included under Other increased to EUR 37 million.

Value adjustments to receivables

This item is used to account for loan losses. These were EUR 263 million in the first half of 2002, EUR 63 million higher than in the same period of 2001 due to the weaker economy.

Value adjustments to financial fixed assets were EUR 27 (-6) million, owing to the adverse stock market climate.

Net profit up 4%

The tax burden was 31%. Third-party interests increased by EUR 28 million to EUR 118 million. Net profit was up by EUR 24 million, or 4%, to EUR 695 million.

Press releases

Hans Smits resigns as Chairman of the Executive Board
September 2 2002

Hans Smits will resign from his position as Chairman of the Executive Board of the Rabobank Group. His decision is due to differences of opinion regarding the management of Rabobank Nederland which, in his view, made it too difficult to carry out the agreed strategy. In an internal memorandum regarding his decision, Smits makes absolutely clear that he would have preferred to complete his task.

H.N.J. Smits, aged 52, took up the position of Chairman of the Executive Board of Rabobank Nederland in 1999. He began nearly a year earlier as Deputy Chairman on 1 May 1998.

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

About the Rabobank Group
The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of approximately 369 independent local cooperative Rabobanks, which together have more than 925,000 members, and encompasses well- known subsidiaries such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen, Rabo Real Estate and Gilde Investment. The group is represented internationally with 143 locations in 34 countries. The Rabobank Group has received the highest credit rating from the major rating institutes. In its Dutch home market, the Rabobank Group has nine million business and private customers and is market leader in virtually every area of financial services.

Previous Next

Press releases

Van Slingelandt acting Chairman of the Executive Board
September 4 2002

The Supervisory Board of the Rabobank Group "respects" Hans Smits' decision to resign as Chairman of the Executive Board. "His decision commands respect," says Lense Koopmans, Chairman of the Supervisory Board.

The Supervisory Board has requested Rik van Slingelandt to assume temporarily the chairman's responsibilities in his role as acting Chairman of the Executive Board. Van Slingelandt has been a member of the Executive Board of Directors since 1996, as the Executive Board was called until very recently. He is primarily responsible for the international activities of Rabobank Nederland (Rabobank International).

Smits' succession will be addressed urgently. Since the implementation of the new corporate governance model of Rabobank Nederland, the Supervisory Board has been reviewing the responsibilities and positions of the Executive Board. This discussion will be completed in the near future. Based on the results, the Board will energetically turn to filling the vacancies on the Executive Board. The banking aspect and recognizability as a co-operative will weigh heavily in its decisions.

About the Rabobank Group
The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of approximately 369 independent local cooperative Rabobanks, which together have more than 925,000 members, and encompasses well- known subsidiaries such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen, Rabo Real Estate and Gilde Investment. The group is represented internationally with 143 locations in 34 countries. The Rabobank Group has received the highest credit rating from the major rating institutes. In its Dutch home market, the Rabobank Group has nine million business and private customers and is market leader in virtually every area of financial services.

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

Previous Next

Press releases

Rabobank remains strongest privately owned bank
September 17 2002

Although Fitch Ratings have changed Rabobank's rating to AA+, the bank continues to be the most credit worthy non-government related bank in the world.

The bank retains its strong capitalisation, good quality of earnings and an excellent credit portfolio. With the highest ratings (AAA) from Moody's and Standard and Poor's and with the AA+ from Fitch Ratings, Rabobank remains the highest rated privately held bank.

"Certainly, it is a pity that Fitch has lowered our rating, but we remain, by far, the most solid non-government related bank", says Rik van Slingelandt, acting Chairman of the Executive Board of Rabobank Nederland.

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

Press releases

First Ever Private Company to Finance Russian Agriculture
September 26 2002

Today the **Agro-industrial Finance Company (AFC)** was officially launched in Moscow. AFC is the **first ever specialized leasing company to finance agriculture and agri-business** in Russia. The company was established jointly by the **Rabobank Group**, the International Finance Corporation (**IFC**) and the Netherlands Development Finance Corporation (**FMO**). The three founders of AFC provide equity and medium term loans, amounting to USD 10 million in total. AFC is the first private financial intermediary to address the problem of almost complete absence of medium-term capital available to the agricultural sector due to its high perceived investment risk. The company will begin with financing Russian agricultural enterprises that supply major food processors producing in the Russian Federation.

At the farm (primary production) level as well at level of the processing companies, many companies in Russia wish to invest in better equipment to secure higher output and quality, but often are unable to access medium-term finance to do so. To date, the funding through commercial banks or leasing companies for these farms and processing companies has not been readily available: this has resulted in less investments in this increasingly promising sector. To try and overcome these constraints the founders of AFC established a pilot-project in 1999-2001 to develop the concept of leasing to the dairy sector; this proved to be successful and will now be the core-business of AFC.

AFC activities enable the medium term financing and establishment of stable supply chain links between food and agribusiness processing companies and their farms or suppliers. By financing farms' purchase of new, modern equipment the AFC supports a higher level of local production, improves the better quality of raw materials and increases farm efficiency. As such it is anticipated AFC might become a useful contributor to the development of a healthy Russian agricultural sector.

AFC's core business is leasing of new equipment, by providing contract lengths of between 12 and 36 months, which represents longer term finance than is typically available in the local market. To facilitate these arrangements the AFC will focus

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

on establishing sustainable credit relations both with farms and processing companies, on the basis of long-term supply contracts from farms to processors for their produce. Examples of the equipment that is expected to be leased by the AFC includes: tanks for cooling milk, feed installations, tractors, and agricultural equipment.

The creation of the AFC is a result of a pilot-project, executed by IFC's Private Enterprise Partnership and funded by Senter, a Dutch Governmental Agency. Under this program the project worked with Russian dairy farms that supplied the milk to the Dutch dairy processor Campina. This project assisted these farms to improve the quality of their milk, it strengthened their management skills and facilitated their long-term supply contracts with Campina. However, in order for these and other Russian farms and processing companies to grow further, they also need access to financing for new technologies and working capital. Under a new technical assistance project from Senter, potential clients of AFC will continue to be supported in financial management and on agricultural, and technology matters. Under the same project AFC will receive operational assistance from Rabobank during the start-up phase.

For further information please contact:

Rabobank International is the corporate and investment banking arm of Rabobank Group, the leading Dutch financial institution with assets of EURO 363 billion, which enjoys the highest credit rating of any private sector bank.

Rabobank International focuses on providing selected industry expertise and strong local knowledge to corporates and financial institutions, through a network of 110 offices operating in more than 31 countries worldwide. The bank is recognised, in particular, for its expertise in the food and agribusiness (F&A) sector, reflecting its roots as one of Europe's most established co-operative organisations.

Rabobank International offers its clients the full range of corporate and investment banking services embracing global capital markets and treasury, international M&A, structured finance, trade finance and securitisation. In addition, the Rabobank Group encompasses a complete range of 'allfinanz' services including retail banking, insurance, leasing, factoring, private banking, asset management and venture capital.

Kate Hedges
Senior Communications Manager
Communications Department

Rabobank International
Tel: +44 20 7809 3165
Fax: +44 20 7809 3515

International Finance Corporation (IFC)'s mission is to promote sustainable private sector investment in developing countries, helping to reduce poverty and improve people's lives. IFC finances private sector investments in the developing world, mobilizes capital in the international financial markets, and provides technical assistance and advice to governments and businesses. Since its founding in 1956 through the close of the last fiscal year on June 30, 2002, IFC committed more than $34 billion of its own funds and arranged $21 billion in syndications for 2,825 companies in 140 developing countries. IFC's committed portfolio at the end of FY01 was $15,1 billion.

IFC's Private Enterprise Partnership provides technical assistance and advisory services to companies in the former Soviet Union to help them to attract investors. The partnership also seeks to stimulate the growth of small and medium sized enterprises and improve the business climate.

Farzin Mirmotahari
IFC Resident Mission, Moscow
7/5 Bolshaya Dmitrovka, Bldg 2
103009, Moscow, Russian Federation

Tel: 7-095-755-8818
Fax: 7-095-755-8299

www.ifc.org

FMO supports businesses and financial institutions in emerging markets and economies in transition with capital and know-how. Since its foundation in 1970, FMO's basic principle states that economic growth is necessary for sustainable development and effective poverty reduction. A strong private sector is essential to achieving these goals. With an investment portfolio of nearly EUR 2 billion and a staff of more than 200, FMO is one of the world's largest bilateral development banks. FMO is a sound financial institution with a "Triple A" rating from Standard&Poors.

Press information FMO:
Petra de Boer
PR & Communication
FMO

070 314 96 96 / 0622 56 30 47

www.fmo.nl

Previous Next

Press releases

Rabobank International Co-sponsors New Private Equity Fund
September 30 2002

Langholm Capital LLP ("Langholm"), an independent private equity firm founded in January 2002, announces a first closing at €225m of its first fund, Langholm Capital Partners L.P. (the "Fund").

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

SPONSORSHIP

Unilever, the world's leading consumer goods company, has committed €100m and is Lead Sponsor, whilst Rabobank International, a specialist in the global food and consumer goods sectors and the world's only private sector bank to hold AAA ratings from both S&P and Moody's credit rating agencies, has committed €75m and is the Co-Sponsor.

AREAS OF INTEREST

The Fund will focus on acquiring majority or influential minority stakes in private UK and Continental European companies valued at between €20 and €200 million and demonstrating above-average medium term growth prospects.

It will invest principally in consumer- facing companies that are well positioned to take advantage of the changes that are taking place in demographics and consumer behaviour. The ageing of the western European population, increases in disposable income, and fundamental shifts in personal lifestyles and priorities are among the trends that Langholm believes will provide attractive growth opportunities.

The Fund's scope will include buyouts, buy-ins, re-capitalisations, and acquisition and expansion capital. The Fund aims to make 10- 15 investments over the next three to four years, and a number of interesting prospects are already under serious consideration.

MODUS OPERANDI

Langholm intends to adopt a proactive approach in identifying and evaluating new opportunities.

As in the past, Langholm's Partners intend to attract and work closely with strong operational management teams, adopting a hands- on approach in order to maximise the value creation

potential of each portfolio company over the investment period.

Langholm's investment team will access extensively the worldwide network, market knowledge, global expertise and resources of its Sponsors.

Representatives of corporate investors will join Langholm's Business Council - an informal body for the exchange of views on investment proposals, albeit importantly Langholm's Investment Committee, which comprises only Langholm's own Partners and Principals, will retain complete discretion over investment and divestment decisions. Initial members of the Business Council will include Iain Ferguson (Senior Vice President, Corporate Development, Unilever) and Berend du Pon (Managing Director, Corporate Development, Rabobank International).

Bert Wiegman commented "Through this approach, believed to be unique, in creating a close working relationship with market leading, corporate participants in the Fund's chosen area of investment and, at the same time, retaining autonomous investment decision- making, Langholm is creating a new model of private equity fund. The anticipated benefits to the Fund include deal flow, expertise and operational knowledge from its Business Council members. These benefits of close operational proximity, without ceding control, are anticipated to produce overall better investment returns for all investors in the Fund."

BENEFITS TO INVESTORS

The interests of Unilever and other corporate investors will be served by accessing, through the Fund, the proven investment identification, structuring and management skills of Langholm's Partners. Langholm will be operating in an investment scope area which is strategically important to each of them, but in deal sizes which are normally below their threshold.

According to Unilever Chairman, Niall FitzGerald, "We have identified substantial long-term growth opportunities in areas adjacent to our businesses, but recognised we need specialist expertise in developing their full potential. In combining our business knowledge and marketing experience with the undoubted expertise available in private equity, we have a unique partnership."

Wouter Kolff, Vice- Chairman of the Managing Board of Rabobank International, said, "We are delighted to be working in partnership with Langholm and Unilever, pooling expertise in the food and consumer goods sectors. The timing of this fund is good and we see a range of opportunities in these sectors which should offer Langholm attractive investments in the years

ahead."

INSTITUTIONAL MARKETING

Institutional marketing of the Fund, which is targeted to raise a further €75m to €100m, will commence this week, with a final closing anticipated by Q2 2003.

CONCLUSION

Bert Wiegman stated "Langholm's Partners believe that the combined knowledge and resources available to Langholm represent a unique and compelling platform for capitalising on investment opportunities in the European mid-market consumer sector to deliver superior returns to the Fund's investors."

PreviousNext PreviousNext

Special topics

frontpage stories

World Summit Johannesburg

Special topics

The Rabobank Group is active on four of the five topics that were discussed on the World Summit. The Rabobank has a opinion on these topics and the role that Rabobank should take as a socially committed bank.

Rabo Group's vision of the water management sector

The objective of the World Water Forum held in March 2000, that everyone should have clean water by 2025, is one that will require huge investment worldwide.
More

Rabo Group's vision of climate control and renewable energy

Energy is the engine that drives society. As long as that engine continues to run on fossil fuels, we are adding to the problem of greenhouse gases and other pollutants, with all the attendant consequences.
More

How does Rabobank promote biodiversity?

Balanced ecosystems are vital to life on earth. And a complete ecosystem is characterised by a rich variety of flora and fauna. Each and every plant and animal has a role to play. In many parts of the world, however, this biodiversity is suffering at human hands.
More

Developing countries: partner in international Agri & Food chains?

Both agriculture and horticulture will be subjected to the consequences of the social discussion on the distribution of income and natural resources throughout the entire world.
More

Rabobank's vision on sustainable agriculture

The vision of the Rabobank on three topics in the field of sustainable agriculture.
More

Special topics

frontpage stories

Rabo Group's vision of the water management sector



Special topics

The objective of the World Water Forum held in March 2000, that everyone should have access to clean water by 2005, is one that requires huge investments worldwide. Worldwide, water consumption has been increasing sharply for decades and an increasing volume of drinking water and water that would be suitable for agricultural use is being polluted by human activity. Water from suitable sources is distributed far from evenly and in quantities that do not reflect local requirements. These are the reasons why water scarcity is set to become one of the major problems of the twenty-first century. The Rabo Group believes that it will only be possible to tackle the water issue successfully with substantial input from the international business world. At the next World Water Forum in Kyoto in 2003, the Rabobank will be taking an active role as a partner in the CEO panel: a group of 12 companies that includes Unilever, Heineken, Nuon, Vivendi Environment and TWEThamesWater. These companies are demonstrating how the business world can lend its support to tackling water issues.

Rabo Group's activities in the water sector are carried out through its sector and account management, providing financial advice and cost-effective financial arrangements to businesses and government bodies in the water sector. Long-term financing is usually required in this sector, and knowledge of the risks involved and the options for obtaining guarantees is essential to such provision. This knowledge is an asset that Rabobank Group possesses in abundance:

- At local and regional levels in the Netherlands the local Rabobanks, often in collaboration with Rabobank Nederland Corporate Clients, serve water companies and other businesses active in the water sector.
- Rabo Participations is active in the water sector as a venture capitalist.
- Rabobank International Project Finance is active as an advisor, arranger and

underwriter for both Public–Private collaborative projects in the Netherlands and for water companies at home and abroad.

- The foreign offices of Rabobank International are also involved in the financing of water supply and water purification projects.

Rabobank. The financial link in sustainability

Special topics

frontpage stories

Rabo Group's vision of climate control and renewable energy



Special topics

Energy is the engine that drives society. As long as that engine continues to run on fossil fuels, we are adding to the problem of greenhouse gases and other pollutants. With all the attendant consequences. Ultimately such a scenario is not sustainable. This is why the Rabo Group regards regulations to reduce CO_2 emissions as inevitable. It is not a question of if but when, and how far-reaching such regulations will be. The issue of greenhouse gases is one that chiefly affects the energy-intensive sectors causing high emissions. Another major issue is our energy supply system, which must be based on sustainable principles. The solution requires a transformation in industry which will go beyond anything experienced to date, along with enormous patience. It takes time to develop new technologies. Present levels of CO_2 emissions cannot be made to vanish overnight. As an indication of the size of the problem: CO_2 emissions amount to 325 grams per consumed euro is 325 and 200 grams per vehicle kilometer. Emissions can be compensated by buying CO_2 reductions. These are already available in many projects worldwide, such as wind parks, hydro-electric power stations, as well as many applications using solar energy, forests and biomass congeneration. Through its international network, and in collaboration with such partners as the World Bank, Rabobank is involved in financing these kinds of projects in which CO_2 reductions are certified and sold. Rabobank is also active in the sale of CO_2 reductions, which have the same value and effect across the world. In this respect it makes no difference where the reduction is effected. Many reductions are being achieved in developing countries, affording the opportunity to tackle the climate problem hand in hand with the issue of poverty.

But these efforts will only succeed if all parties involved in this and related issues make their own contribution. Across society as a whole and, in

particular, in the financial sector. Money is an important factor with the power to determine the direction taken. The right direction. The Rabobank Group has therefore committed itself to sustainable development and is ready to assume social responsibility. It is committed to climate control and the use of renewable energy and is working to achieve these ends by offering specialist knowledge and financial products and services in these areas.

Rabobank. The financial link in sustainability

Special topics

frontpage stories

How does Rabobank promote biodiversity?



Special topics

Balanced ecosystems are vital to life on earth. And a complete ecosystem is characterised by a rich variety of flora and fauna. Each and every plant and animal has a role to play. In many parts of the world, however, this biodiversity is suffering at human hands. Ecosystems are under extreme environmental pressure and time is running out. Appropriate action is required right now if we are to preserve and stimulate biodiversity.

This can be accomplished in various ways. By converting surplus cultivated land into ecological preserves for planting different kinds of trees, or by carefully managing the rain forests with their rich diversity of plant and animal species. Some ecological areas are biologically managed by allowing livestock to graze there. This is a form of extensive livestock farming used to produce organic meat. Agrarian nature conservation is starting to play a bigger part in arable farming, too. Efforts here are aimed at reinvigorating ecological resources while at the same time pursuing economic, agricultural activities. Some examples of such ecological resources are farmland flora and fauna, bird preserves in pastures, variegated pasture with wild herbs, orchards with tall fruit trees or the wooded fringes of fields.

The emergence of organic farming and countryside management is not simply a Dutch or even a European trend. Initiatives are currently being taken on all continents in order to preserve ecosystems with a rich diversity of flora and fauna. It is important that the developing countries, which are often still in possession of countless wildlife areas with an abundance of biodiversity, do not make the same mistake that was made by the industrialised countries, namely the development of monocultures. Biodiversity is best guaranteed if the inhabitants themselves are also doing well.

Rabobank wants to take a more active stance in

promoting ecological development, organic farming and agrarian ecological management. It is doing this by developing services aimed at financing these kinds of projects in developing countries.

The bank is also developing codes of conduct to ensure that people's actions reflect their respect for flora and fauna. Codes already defined releate to Genetic Modification and the palm oil industry.

Rabobank. The financial link in sustainability

Special topics

frontpage stories

Developing countries: partner in international Agri & Food chains?



Special topics

Both agriculture and horticulture will be subjected to the consequences of the social discussion on the distribution of income and natural resources throughout the entire world. The dominant position taken by the western nations in world trade is already a subject of heated discussion. This has been seen over the past few years, in the protest actions organised at trade conferences for instance. As a result of this social pressure the Rabobank expects trade barriers to disappear within a period of ten years. This will give the producers in low-pay and climatologically better countries access to the western food market. Even so, this need not pose a threat to Dutch agriculture and horticulture. We will need to stop regarding foreign countries as competitors, but see them more as partners because in similar alliances they are able to supplement the Dutch range of products. The Rabobank expects sustainable business management to become the standard in these international chains too. Businesses operating in the food chain that fail to produce by sustainable means, or which shoulder no corporate social responsibility, will in due course be doomed to go out of business. Major international supermarkets and foodstuffs manufacturers already understand this and have started to set up trade structures for the import of agricultural produce from developing countries. Dutch growers are also beginning to see the advantages of turning to more exotic locations. For instance, market gardeners have been growing roses successfully in Kenya for some years now. This is double profit: knowledge transfer of horticultural methods, logistics and chain management to Africa, plus ample space for Dutch entrepreneurship.

In the opinion of the Rabobank, this catching up by the developing countries must start with a strong agricultural sector. The Rabobank's role as

a major financier of agriculture and horticulture is more than evident in this respect. We can play a key role in investments in international sustainable agriculture and food chains. Especially in countries where the food chains, where the food chain has not yet developed to its full potential.

It is in such countries that Rabobank Foundation can help, by passing on the expertise and experience it has acquired over the years. The Foundation can assist small businesses in the agricultural sector, for instance, gain access to investment funding which will enable them to improve their production processes.

Rabobank Foundation

Rabobank Foundation supports groups of people wich do not have access to financial services. In less developed countries and in Eastern Europe this means often the rural population. Rabobank Foundation persues its objectives bij supporting cooperatives or member-based organisations wich offer an oppertunity to save, borrow or insure. Good local savings and/or credit systems provide their members with a chance to improve their own economic situation, to improve their income potential and raise their standard of living. The Foundation supports more than 125 projects a year. The Foundation receives its funds from the local Rabobanks, and these contributions are doubled by Rabobank Nederland.

Rabobank. The financial link in sustainability

Special topics

frontpage stories

Rabobank's vision on sustainable agriculture



Special topics

The vision of the Rabobank on three topics in the field of sustainable agriculture:

- chain co-operation and sustainability in the livestock sector
- chain co-operation and sustainability in the vegetables and fruit horticultural sectors
- trends in organic agriculture and horticulture

Rabobank's vision on chain cooperation and sustainability in the livestock sector

This is determined by the market itself and by public opinion. Livestock farmers will need to take this factor more carefully into account in the future. The Rabobank envisages the emergence of two types of livestock farmers in the future. First of all we will have the farmers who wish to produce effectively and optain for an increase in scale and, secondly, farmers who will focus more on the landscape and nature. Both these groups can operate profitably. In order to safeguard continuity of production, economic considerations will have to be weighed against societal interests. Today's society wants livestock farmers to concentrate more on food safety, animal welfare and environmental aspects. In order to do so, livestock farmers will need to adapt their businesses to become part of a production chain which is strongly demand- driven. This chain consists of four parties: consumers, retailers, a sales organisation and the livestock farmer. The sales organisation, or processor, is the director as it were because this party is the one best able to weigh up the interests of the four links of the chain and to improve cooperation within the chain. Livestock farming quality is guaranteed by means of certification, which is required by the chain. The Rabobank takes this certification into consideration when assessing applications for loans. Farmers without the relevant certificates may be faced with higher lending interest rates or, in extreme cases, no credit at all.

Rabobank's vision on chain cooperation and sustainability in the vegetables and fruit horticultural sectors

Society is also making its mark on vegetables and fruit horticulture. More spending power leads to higher demands, such as convenient, healthy, safe and high quality produce. Consumers want to feel at ease when eating the various products. They want safe production *and* respect for man and his environment. A greater level of transparency and cooperation is also required. The emergence of food providers (specialist wholesale companies) and food service businesses (eating prepared food out of the home) will boost this. The expectation is that there will be room for 10 to 15 food providers at European level. The food providers will hold away over production and logistics in the food chain. The further we progress, the more sustainable business management will become accepted as the standard in society. The whole chain will be appraised on the performance of the individual links. This demands a higher level of cooperation among the partners, sustainable methods of production, self-regulation, discipline and dialogue with societal groups. A major challenge!

Rabobank's vision on trends in organic agriculture and horticulture

The most pronounced form of sustainable agriculture and horticulture is biological farming. Biological agriculture and horticulture make particular demands on animal welfare, environmental care and food safety.

Over the last three years there has been an explosion of European consumer and market interest in biological foods. At present, in the Netherlands, the market for biological foods accounts for over 1% of total turnover. This puts the Netherlands in the middle bracket. The pack leaders are Denmark, Germany, the UK and Austria with 5%, 3%, 3% and 3%, respectively.

The Dutch government's aim is for biological products to account for 10% of the market by 2010. Market parties are basing their projections for the entire eco range on a market potential of between 5

Rabobank. The financial link in sustainability

Niek Vogelaar

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 453A
TRANCHE NO: 1
EUR 22,000,000 Zero Coupon Currency-linked Variable Redemption Amount Notes due 2004

Issue Price: 100 per cent

Credit Suisse First Boston (Europe) Limited

The date of this Pricing Supplement is 6 September 2002.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the Supplemental Offering Circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2001.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	453A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 22,000,000
	(ii)	Tranche:	EUR 22,000,000
5	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	EUR 22,000,000

6	Specified Denominations:		EUR 100,000
7	(i)	Issue Date:	6 September 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		6 September 2004
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon
11	Redemption/Payment Basis:		See Appendix
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Applicable
	(i)	Amortisation Yield (Condition 7(b)):	Not Applicable
	(ii)	Day Count Fraction (Condition 1(a)):	Not Applicable
	(iii)	Any other formula/basis of determining amount payable:	See Appendix
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	See Appendix
25	**Early Redemption Amount**	

	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	See Appendix
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 7(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		New York
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are presented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Credit Suisse First Boston (Europe) Limited
36	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:	XS0153531040
38	Common Code:	015353104
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Fiscal Agent: Deutsche Bank AG London Paying Agents: Deutsche Bank Luxembourg S.A. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Banque Générale du Luxembourg S.A.

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable

43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	6 September 2002
46	Date of Base Offering Circular:	27 September 2001 as supplemented by a Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

Appendix

1. Redemption

(a) *Final Redemption Amount*

(i) Calculation of the Final Redemption Amount

The amount payable upon the redemption of each Note on the Maturity Date (the "Final Redemption Amount") shall be an amount in EUR (rounded to the nearest cent, half of one cent being rounded upwards) as determined by the Calculation Agent in accordance with the following formula:-

$$Final\ Redemption\ Amount = EUR\ 100{,}000 + (EUR\ 100{,}000\ x\ (2\ x\ FX))$$

Provided that the Final Redemption Amount shall not be less than EUR 100,000.

"FX" means the amount determined by the Calculation Agent in accordance with the following formula:

$$FX = \frac{Initial\ FX\ Rate - Final\ FX\ Rate}{Initial\ FX\ Rate}$$

Provided that FX shall not be less than zero.

where:

"Final FX Rate" means the U.S. Dollar/Canadian Dollar spot foreign exchange rate (expressed as a number of Canadian Dollars per 1 U.S. Dollar) as determined by the Calculation Agent as at 10.00am New York time on the Valuation Date in its absolute discretion.

"Initial FX Rate" means 1.5740

(ii) Early Redemption Amount

The amount payable upon the redemption of each Note redeemed pursuant to Condition 7(c) or Condition 11 shall be the amount determined by the Calculation Agent which on the due date for early redemption of such Note has the effect of preserving for the holder of such Note the economic equivalent of the obligation of the Issuer to make payments of principal and interest in respect of such Note that would, but for such redemption, have fallen due after such date.

(iii) Determinations and Notifications

The Calculation Agent shall determine the Final Redemption Amount at approximately 10.00am New York time on the Valuation Date. The Calculation Agent shall thereafter cause the Final Redemption Amount and the Final Redemption Amount per Note to be notified to the Issuer and the Paying Agent as soon as reasonably practicable but in any event not later than the second Banking Day in London following the Valuation Date and shall procure that the Paying Agent notifies the Noteholders thereof in accordance with Condition 6(i).

(iv) Definitions

The following defined terms shall have the meanings set forth below.

"Banking Day" means, in respect of any city, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in that city;

"Calculation Agent" means Credit Suisse First Boston International;

"Valuation Date" means 4 September, 2004 or if such date is not a Banking Day in London and New York, the next following day that is a Banking Day in London and New York.

Pricing Supplement

RABO AUSTRALIA LIMITED
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 434A
TRANCHE: 2

AUD 50,000,000 6.00 per cent. Notes 2002 due 2006
to be consolidated and form a single series with the
Issuer's AUD 100,000,000 6.00 per cent. Notes 2002 due 2006

Issue Price: 102.675 per cent. plus accrued interest

Rabobank International

TD Securities

Commonwealth Bank of Australia

KBC International Group

The date of this Pricing Supplement is 9 September 2002

Linklaters

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the Supplemental Offering Circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

<u>The Netherlands</u>:

Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members have their seat in different States party to the Agreement on the European Economic Area;

(b) at least 60% of the Notes is placed by syndicate members established in one or more States other than the State where the Issuer has its corporate seat; and

(c) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the conduct of a profession or business carries out one or more of the activities referred to in paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EG of the European Parliament and of the Council of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions (OJ L126).

Each Manager represents and agrees that it shall not at any time conduct in the Netherlands a general advertising or soliciting campaign in relation to the Notes.

There has been no significant change in the financial or trading position of the Issuer, the Guarantor or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer, the Guarantor or of the Group since 31 December 2001.

In connection with this issue, The Toronto-Dominion Bank may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on The Toronto-Dominion Bank to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i) Issuer:	Rabo Australia Limited
	(ii) Guarantor:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	434A
	(ii) Tranche Number:	2
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)	On or after 22 October 2002, the Notes will be consolidated and form a single Series with the Issuer's AUD 100,000,000 6.00 per cent. Notes 2002 due 2006
3	Specified Currency or Currencies:	Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:	
	(i) Series:	AUD 150,000,000
	(ii) Tranche:	AUD 50,000,000
5	(i) Issue Price:	102.675 per cent. of the Aggregate Nominal Amount of the Tranche plus an amount corresponding to accrued interest of 77 days in respect of the period from (and including) 27 June 2002 to (but excluding) the Issue Date
	(ii) Net proceeds:	AUD 51,157,876.71 (less agreed expenses)
6	Specified Denominations:	AUD 1,000, AUD 10,000, AUD 100,000
7	(i) Issue Date:	12 September 2002
	(ii) Interest Commencement Date (if different from the Issue Date):	27 June 2002
8	Maturity Date:	20 December 2006
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	6.00 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior

15	Listing:	Luxembourg
16	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	6.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	20 December in each year commencing on 20 December 2002 and ending on 20 December 2006. There will be a short first coupon payable on the Interest Payment Date falling on 20 December 2002 in respect of the initial Interest Period from (and including) 27 June 2002 to (but excluding) 20 December 2002
	(iii)	Fixed Coupon Amount (s):	AUD 60 on each denomination of AUD 1,000, AUD 600 on each denomination of AUD 10,000 and AUD 6,000 on each denomination of AUD 100,000 (subject to paragraph 17(iv))
	(iv)	Broken Amount:	AUD 28.94 on each denomination of AUD 1,000, AUD 289.32 on each denomination of AUD 10,000 and AUD 2,893.16 on each denomination of AUD 100,000 in respect of the Interest Payment Date falling on 20 December 2002
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable

24	Final Redemption Amount	Nominal amount
25	Early Redemption Amount	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for Definitive Notes, not earlier than 40 days after the closing date upon certification as to non-U.S. beneficial ownership
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Sydney, New York and London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable

31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (together the "**Joint Lead Managers**") Commonwealth Bank of Australia KBC Bank NV (the "**Co-Lead Managers**")
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined management and underwriting commission is 0.225 per cent. of the principal amount of the Notes. Selling commission: 1.40 per cent. of the principal amount of the Notes.
35		If non-syndicated, name of Manager:	Not Applicable
36		Additional selling restrictions:	Netherlands:

Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members have their seat in different States party to the Agreement on the European Economic Area;

(b) at least 60% of the Notes is placed by syndicate members established in one or more States other than the State where the Issuer has its corporate seat; and

(c) subscription for the Notes is only possible or the Notes can in the first

instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the conduct of a profession or business carries out one or more of the activities referred to in paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EG of the European Parliament and of the Council of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions (OJ L126).

Each Manager represents and agrees that it shall not at any time conduct in the Netherlands a general advertising or soliciting campaign in relation to the Notes.

OPERATIONAL INFORMATION

37	(a) Temporary ISIN Code:	XS0154142862
	(b) ISIN Code:	XS0149216300
38	(a) Temporary Common Code:	15414286
	(b) Common Code:	14921630
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A., and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.564748 producing a sum of (for Notes not denominated in Euro):	Euro 28,237,400

44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	9 September 2002
46	Date of Base Offering Circular:	27 September 2001, as supplemented by a Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By:

Duly authorised

Signed on behalf of the Guarantor:

By:

Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 475A
TRANCHE NO: 1
USD 15,000,000 Fixed Rate Step-up Notes due 2007

Issue Price: 100.00 per cent.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

The date of this Pricing Supplement is 12 September 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the Supplemental Offering Circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Netherlands selling restrictions in Clause 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

In connection with this issue, Morgan Stanley & Co. International Limited may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	475A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States dollars ("USD")
4	Aggregate Nominal Amount:	
	(i) Series:	USD 15,000,000
	(ii) Tranche:	USD 15,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	USD 15,000,000
6	Specified Denominations:	USD 1,000
7	(i) Issue Date:	17 September 2002
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	17 September 2007, subject to adjustment in accordance with the Modified Following Business Day Convention as set forth in Condition 6(b)(ii).
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Call
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable

	(i)	Rate of Interest:	3.30 per cent. per annum payable semi-annually in arrear in respect of the period beginning on and including the Issue Date and ending on but excluding the Interest Payment Date falling in September 2003; 4.00 per cent. per annum payable semi-annually in arrear in respect of the period beginning on and including the Interest Payment Date falling in September 2003 and ending on but excluding the Interest Payment Date falling in September 2004; 5.00 per cent. per annum payable semi-annually in arrear in respect of the period beginning on and including the Interest Payment Date falling in September 2004 and ending on but excluding the Interest Payment Date falling in September 2005; 6.00 per cent. per annum payable semi-annually in arrear in respect of the period beginning on and including the Interest Payment Date falling in September 2005 and ending on but excluding the Interest Payment Date falling in September 2006; and 6.50 per cent. per annum payable semi-annually in arrear in respect of the period beginning on and including the Interest Payment Date falling in September 2006 and ending on but excluding the Maturity Date.
	(ii)	Interest Payment Date(s):	17 September and 17 March in each year commencing on 17 March 2003 and ending on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention as set forth in Condition 6(b)(ii) for which the Business Days are London and New York.
	(iii)	Fixed Coupon Amounts:	Not Applicable
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable

19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	The Interest Payment Dates falling in September and March in each year commencing on the Interest Payment Date falling in March 2003 and ending on the Interest Payment Date falling in March 2007
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal amount of the Notes to be redeemed
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, the Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**

	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent *Global Note. The Issuer may from time to time* without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Morgan Stanley & Co. International Limited
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0153778799
38	Common Code:	015377879
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Deutsche Bank Luxembourg S.A. as Luxembourg Stock Exchange Listing Agent.

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate EUR 1.019608/USD 1.00 producing a sum of:	EUR 15,294,120
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	12 September 2002
46	Date of Base Offering Circular:	27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By:
Duly authorised

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

Pricing Supplement

SERIES NO: 396A
TRANCHE NO: 2
NOK 250,000,000 7.00 per cent. Notes 2002 due 2007
Issue Price: 104.535 per cent. (plus accrued interest from and including
10 July 2002 to but excluding 25 September 2002)
**The Notes will, upon exchange of the Temporary Global Note for Definitive Notes, be consolidated and will form a single series, with the NOK 400,000,000 7.00 per cent. Notes 2002 due 2007 issued on 10 July 2002,
details of which are contained in a Pricing Supplement dated 8 July 2002**

**DEUTSCHE BANK
RABOBANK INTERNATIONAL**

and

**ING
DANSKE BANK A/S
KBC BANK NV
NORDEA BANK DANMARK A/S**

and

**BANQUE ET CAISSE D'EPARGNE DE L'ETAT, LUXEMBOURG
DRESDNER KLEINWORT WASSERSTEIN
ZURCHER KANTONALBANK**

The date of this Pricing Supplement is 23 September 2002.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002 (together, the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

There are additional selling restrictions in Clause 36 of this Pricing Supplement.

On 17 September 2002 Fitch Ratings Ltd. changed the Issuer's rating to AA+.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 (being the date of the latest audited consolidated financial statements of the Group) and no material adverse change in the financial position or prospects of the Issuer or the Group since 31 December 2001 (being the date of the latest audited consolidated financial statements of the Group).

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

In connection with this issue, Deutsche Bank AG London or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes and/or the Notes issued as Tranche 1 of Series 396A at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on Deutsche Bank AG London or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A (Rabobank Nederland)
	(ii)	Guarantor:	N/A
2	(i)	Series Number:	396A
	(ii)	Tranche Number:	2
			On or after 5 November 2002 the Notes will, upon exchange of the Temporary Global Note for Definitive Notes, be consolidated and form a single series with an issue of NOK 400,000,000 7.00 per cent. Notes 2002 due 2007 issued on 10 July 2002, details of which are contained in a Pricing Supplement dated 8 July 2002 (the "**Original Notes**").
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 650,000,000
	(ii)	Tranche:	NOK 250,000,000
5	(i)	Issue Price:	104.535 per cent. of the Aggregate Nominal Amount of the Notes plus accrued interest from and including 10 July 2002 to but excluding 25 September 2002
	(ii)	Net proceeds:	NOK 260,341,780.82 (less agreed expenses)
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	(i)	Issue Date:	25 September 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	10 July 2002
8	Maturity Date:		10 July 2007
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		7.00 per cent. Fixed-Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		N/A
13	Put/Call Options:		N/A
14	(i)	Status of the Notes:	Senior

	(ii)	Status of the Guarantee:	N/A
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	7.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	10 July in each year commencing on 10 July 2003 and ending on 10 July 2007, if not previously redeemed
	(iii)	Fixed Coupon Amount (s):	NOK 700 on each denomination of NOK 10,000 and NOK 3,500 on each denomination of NOK 50,000
	(iv)	Broken Amount:	N/A
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Each Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	N/A
18	**Floating Rate Provisions**		N/A
19	**Zero Coupon Note Provisions**		N/A
20	**Index Linked Interest Note Provisions**		N/A
21	**Dual Currency Note Provisions**		N/A

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		N/A
23	**Put Option**		N/A
24	**Final Redemption Amount**		Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	The Temporary Global Note will be exchangeable for Definitive Notes not earlier than 40 days after the issue date upon certification as to non-U.S. beneficial ownership and upon exchange the Notes will be consolidated and form a single series with the Original Notes and the ISIN and Common Code will be the same as those set out in paragraph 37(i) and 38(i) below. Until such time, a temporary ISIN and Common Code will be allocated to the Notes as set out in paragraphs 37(ii) and 38(ii).
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		N/A
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		N/A
30	Details relating to Instalment Notes:		N/A
	(i)	Instalment Amount(s):	N/A
	(ii)	Instalment Date(s):	N/A
	(iii)	Minimum Instalment Amount:	N/A

	(iv)	Maximum Instalment Amount:	N/A
31	Redenomination, renominalisation and reconventioning provisions:		N/A
32	Consolidation provisions:		N/A
33	Other terms or special conditions:		N/A

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Deutsche Bank AG London Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Bank Brussel Lambert N.V. Danske Bank A/S KBC Bank NV Nordea Bank Danmark A/S Banque et Caisse d'Epargne de l'Etat,Luxembourg Dresdner Bank AG London Branch Zürcher Kantonalbank
	(ii)	Stabilising Manager (if any):	Deutsche Bank AG London
	(iii)	Dealer's Commission:	Combined management and underwriting commission: 0.25 per cent. of the principal amount of the Notes. Selling Concession: 1.625 per cent. of the principal amount of the Notes.
35	If non-syndicated, name of Dealer:		N/A
36	Additional selling restrictions:		**The Netherlands:** Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the Exemption regulation pursuant to the 1995 Act on the supervision of the securities trade (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), i.e. that: (i) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states of the EEA; (ii) at least 60 per cent. of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat; and

(iii) subscription for the Notes is only possible, or the Notes can in the first instance only be purchased through, the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of the Annex to the Second Banking Directive (replaced by paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EG of the European Parliament and of the Council of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions (OJ L126)).

Each Manager has represented and agreed that it shall not at any time conduct a general advertising or soliciting campaign in relation to the Notes anywhere in the world.

United Kingdom: Each of the Managers has represented, warranted and agreed that:

(i) it has not offered or sold and, prior to the expiry of a period of six months from the issue date Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Norway: No offering material in relation to the Notes has been or will be, approved by the Oslo Stock Exchange. Accordingly, each Manager has represented, warranted and agreed that it will not offer or sell any Notes directly or indirectly in the Kingdom of Norway or to residents of the Kingdom of Norway, other than to persons who are registered with the Oslo Stock Exchange as professional investors, and that it will not distribute the Offering Circular or any other offering material relating to the Notes in or from the Kingdom of Norway.

OPERATIONAL INFORMATION

37	(i)	ISIN Code:	XS0150427960
	(ii)	Temporary ISIN:	XS0154100944
38	(i)	Common Code:	015042796
	(ii)	Temporary Common Code:	015410094
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):		N/A
40	Delivery:		Delivery against payment

41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Exchange Agent, Deutsche Bank Luxembourg S.A. as Paying Agent, Banque Générale du Luxembourg S.A. as Paying Agent and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) as Paying Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	N/A
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.135065, producing a sum of (for Notes not denominated in Euro):	Euro 33,766,250
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	N/A
45	Date of Pricing Supplement:	23 September 2002
46	Date of Base Offering Circular:	27 September 2001, as supplemented by a Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 479A
TRANCHE NO: 1
USD 20,000,000 Fixed to Reverse Floating Rate Notes due 2007

Issue Price: 100.00 per cent.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

The date of this Pricing Supplement is 24 September 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the Supplemental Offering Circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Netherlands selling restrictions in Clause 36 of this Pricing Supplement.

On 17 September 2002 Fitch Ratings has changed the Issuer's Senior Note rating to AA+.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

In connection with this issue, Morgan Stanley & Co. International Limited may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	479A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States dollars ("USD")
4	Aggregate Nominal Amount:	
	(i) Series:	USD 20,000,000
	(ii) Tranche:	USD 20,000,000
5	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	USD 20,000,000
6	Specified Denominations:	USD 1,000
7	(i) Issue Date:	26 September 2002
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	26 September 2007, subject to adjustment in accordance with the Modified Following Business Day Convention as set forth in Condition 6(b)(ii).
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate, in respect of the period beginning on and including the Issue Date and ending on but excluding the Interest Payment Date falling in September 2003 and Floating Rate, in respect of the period beginning on and including the Interest Payment Date falling in September 2003 and ending on but excluding the Maturity Date (see items 17 and 18, respectively)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	See item 10 above
13	Put/Call Options:	Call
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable in respect of the period beginning on and including the Issue Date and ending on but excluding the Interest Payment Date falling in September 2003
	(i)	Rate of Interest:	3.10 per cent. per annum payable semi-annually in arrear
	(ii)	Interest Payment Date(s):	26 March 2003 and 26 September 2003, subject to adjustment in accordance with the Modified Following Business Day Convention as set forth in Condition 6(b)(ii) for which the Business Days are London and New York.
	(iii)	Fixed Coupon Amounts:	Not Applicable
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Applicable in respect of the period beginning on and including the Interest Payment Date falling in September 2003 and ending on but excluding the Maturity Date
	(i)	Specified Period(s)/Specified Interest Payment Dates:	26 March and 26 September in each year beginning on 26 March 2004 and ending on the Maturity Date
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s) Condition 1(a)):	London and New York
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination provided that, notwithstanding Condition 6(b)(iii)(B)(x)(i), the Rate of Interest shall be 10.25 per cent. per annum minus the Relevant Rate (converted to a 30/360 day count fraction basis), as calculated by the Calculation Agent.
	(v)	Interest Period Date(s):	Not Applicable
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable

	(vii)	Screen Rate Determination (Condition 1(a)):	Applicable
	-	Relevant Time:	11.00 a.m. London time
	-	Interest Determination Date:	Two London Business Days for U.S. dollars prior to the first day in each Interest Accrual Period where: "London Business Day" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in London.
	-	Primary Source for Floating Rate:	Moneyline Telerate Page 3750 (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market) at 11.00 a.m. London time.
	-	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	-	Relevant Financial Centre:	Not Applicable
	-	Benchmark:	6 month USD LIBOR-BBA
	-	Representative Amount:	Not Applicable
	-	Effective Date:	Commencement of Interest Period
	-	Specified Duration:	Six Months
	(viii)	ISDA Determination (Condition 1(a)):	Not Applicable
	(ix)	Margin(s):	Not Applicable
	(x)	Minimum Rate of Interest:	Zero per cent.
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction (Condition 1(a)):	30/360
	(xiii)	Rate Multiplier:	Not Applicable
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	The Interest Payment Dates falling in September and March in each year commencing on the Interest Payment Date falling in September 2003 and ending on the Interest Payment Date falling in March 2007
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal amount of the Notes to be redeemed
	(iii) If redeemable in part:	Not Applicable
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	Nominal amount
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, the Conditions apply
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**

	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Morgan Stanley & Co. International Limited
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0154930621
38	Common Code:	015493062
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Deutsche Bank Luxembourg S.A. as Luxembourg Stock Exchange Listing Agent.

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.025806 producing a sum of:	Euro 20,516,120
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	24 September 2002
46	Date of Base Offering Circular:	27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By: ....

Duly authorised